David Lubin & Associates, PLLC
10 Union Avenue
Suite 5
Lynbrook, NY 11563
Tel. (516) 887-8200
Fax (516) 887-8250

June 28, 2011

BY EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:  H. Christopher Owings
                    Assistant Director

Re:	Gold Swap Inc. Registration Statement on Form S-1 Filed on March 30, 2011, as amended May 11, 2011 and June 7, 2011 File Number 333-173163

Dear Mr. Owings:

On behalf of Gold Swap Inc. (the “Company”), we are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No.3 to Registration Statement on Form S-1/A (the "Amendment”) in response to the Commission's comment letter, dated June 22, 2011 (the “Comment Letter”), with reference to the Amendment filed with the Commission on June 7, 2011.

In addition to the Amendment, the Company supplementally responds to all the Commission's comments as follows:

General

1.           We note your response to comment one in our letter dated May 27, 2011. As previously requested, please include in your filing the analysis set forth in your response letter dated May 11, 2011, explaining why you are not a blank check company. Also include in your filing the statement in your June 7, 2011 response letter that you have no set day-to-day operations.

Response:  As requested by the Commission, the Business Description section of the Amendment has been revised to include the analysis set forth in our May 27th letter and the MD&A section has been revised to include the statement as well as the time table of the Company as set forth in the June 7th letter.

Prospectus Summary, page 1

The Offering, page 1

2.           We note your response to comment three in our letter dated May 27, 2011 regarding the financial data presented under Going Concern Considerations. However, the $3,505 presented for net cash used by operations from July 13, 2010 through March 31, 2011 is not correct. According to your statement of cash flows the amount should be $15,403. Please revise.

Response: The amount presented for net cash used by operations from July 13, 2010 through March 31, 2011 has been corrected in the Amendment to indicate that said amount is $15,403. We note that as reflected in the financial statements as of December 31, 2010, the amount of $3,505 is the net cash used by operations from July 13, 2010 through December 31, 2010.

Risk Factors, page 3

We expect losses in the future, page 4

3.           You disclose $11,898 for net cash used by operations from July 13, 2010 through March 31, 2011. The statement of cash flows indicates $15,403. Please revise.

Response: The Amendment has been revised to reflect that net cash used by operations from July 13, 2010 through March 31, 2011 was $15,403.

Description of Securities, page 16

4.           We note your response to comment four in our letter dated May 27, 2011. Item
202(a)(1)(v) of Regulation S-K requires you to briefly describe shareholder voting rights, “including any provisions specifying the vote required by security holders to take action.” Please briefly describe Article 6.10 of your bylaws, which provides for plurality voting for the election of directors and a majority of votes cast to authorize all other corporate actions.

Response: The Amendment has been revised in accordance with the comments of the Commission.

Management’s Discussion and Analysis of Financial Conditions, page 20

Results of Operations, page 21

Net Loss, page 21

5.           The last sentence of your reason for the decrease in net loss appears incomplete. Please revise accordingly.

Response: The Amendment has been revised to provide for the reason for the decrease in net loss.

Liquidity and Capital Resources, page 21

6.           We note your response to comment five in our letter dated May 27, 2011. Please state clearly in this section of your filing that there is no guarantee that your officers and directors will lend you the funds necessary to commence operations for the next 12 months.

Response: The Amendment has been revised to provide that the officers and directors of the Company are not legally or contractually obligated to lend the Company any funds.

Unaudited Financial Statements – As of March 31, 2011

Statement of Stockholders’ Equity, page F-3

7.           Your Statement of Stockholders’ Equity as of March 31, 2011 does not agree to the amount for stockholders’ equity presented on the balance sheet of $36,157 on page F-1.

Response: The Amendment has been revised accordingly.

Notes to Financial Statements (Unaudited)

Note 4 – Stockholders’ Equity, page F-8

8.           We note your disclosure as of December 31, 2010. Please revise to provide disclosure as of March 31, 2011.

Response: The Stockholders' Equity amounts in Note 4 has been revised to provide such disclosure and amounts as of March 31, 2011.

Report of Independent Registered Public Accounting Firm, page F-1

9.           Refer to the fourth paragraph. Please revise to disclose the correct net loss for 2010, which appears to be $1,078,505.

Response: The fourth paragraph of the Report of Independent Registered Public Accounting Firm provided in the Amendment has been revised accordingly.

Financial Statements – As of December 31, 2010

Notes to Financial Statements

Note 2 – Going Concern, page F-9

10.           Please revise to disclose the correct net loss for 2010, which appears to be $1,078,505.

Response: The correct net loss for 2010 has been revised in Note 2 of the financial statements as of December 31, 2010 provided in the Amendment.

Note 3 – Income Taxes, page F-9

11. You disclose in the last sentence the net change in the valuation allowance during 2010 was an increase of $3,500 which does not agree with the amount disclosed in either of the two tabular presentations on pages F-9 and F-10. Please revise or explain.

Response: The Amendment has been revised accordingly.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment. Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours, /s/David Lubin David Lubin

cc: Mr. Melvin Schlossberg